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March 5, 2021

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blucora, Inc. (“BCOR” or the “Company”)

Preliminary Proxy Statement on Schedule 14A filed by Ancora Catalyst
Institutional, LP, Ancora Catalyst, LP, The Ancora Group Inc., Inverness
Holdings LLC et al. (collectively, “Ancora”)

Filed February 26, 2021

File No. 0-25131

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 5, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Ancora and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed on February 26, 2021 (the “Proxy Statement”).

Preliminary Proxy Statement filed on February 26, 2021

1.	Refer to the Company’s Form 8-K filed on March 1, 2021 disclosing that the Board voted to increase the size of the Board from nine to ten members and appointed Tina Perry to the Board to fill the resulting vacancy, effective February 27, 2021. Please confirm Ancora will revise its proxy statement to reflect this development.

Ancora acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 5, 2021

Incorporation by Reference, page 23

2.	Please advise us when Ancora anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Ancora will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Ancora intends on distributing its proxy statement before the Company distributes its proxy statement. Accordingly, to the extent Ancora distributes its proxy statement before the Company, Ancora acknowledges that it will accept all legal risk in connection with distributing its definitive proxy statement without all required disclosures and will undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman